Exhibit 3.2

Amendment to Bylaws

The last sentence of Section 1 of Article IX of the Company’s Bylaws as in effect as of the date hereof is hereby deleted in its entirety and replaced with the following:

“No amendment to these Bylaws, including without limitation, the amendment pursuant to which this revised Article IX was added on June 25, 2012, shall be construed or applied to limit, or otherwise have the effect of limiting, the rights of any person with respect to indemnification or advancement of expenses or the like under any provision of law, the Company's Certificate of Incorporation or Bylaws, any contract or otherwise which existed prior to the effectiveness of such amendment in relation to any act, omission or occurrence that precedes the effectiveness of such amendment.”